UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Delphi Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
247126105
(CUSIP Number)
Patrick H. Daugherty
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	247126105	Page	2	of	15

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,270,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,375,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,270,973

WITH	10	SHARED DISPOSITIVE POWER:

		3,375,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,646,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	247126105	Page	3	of	15

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,270,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,375,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,270,973

WITH	10	SHARED DISPOSITIVE POWER:

		3,375,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,646,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC

CUSIP No.	247126105	Page	4	of	15

1	NAMES OF REPORTING PERSONS: James D. Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		40,365,473

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,575,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,365,473

WITH	10	SHARED DISPOSITIVE POWER:

		3,575,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	43,941,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No.	247126105	Page	5	of	15

1	NAMES OF REPORTING PERSONS: Highland Credit Strategies Fund, L.P., a Delaware trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,338,938

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,338,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,338,938

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund, L.P. Therefore, Highland Credit Strategies Fund, L.P. expressly disclaims membership in a group with the other Reporting Persons.

CUSIP No.	247126105	Page	6	of	15

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,004

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	247126105	Page	7	of	15

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,004

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC

          This Amendment No. 6 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, L.P., a Delaware trust (“HCF”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“SubFund”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“MasterFund” and, collectively, the “Reporting Persons”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2006 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 5, 2007 (the “13D First Amendment”), as amended by Amendment No. 2 to Schedule 13D filed with the Commission on January 12, 2007 (the “13D Second Amendment”), as amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 20, 2007 (the “13D Third Amendment”), as amended by Amendment No. 4 to Schedule 13D filed with the Commission on May 31, 2007 (the “13D Fourth Amendment”), and as amended by Amendment No. 5 to Schedule 13D filed with the Commission on June 13, 2007 (the “13D Fifth Amendment” and, collectively, the “Highland 13D”).
          Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Highland 13D.
Item 4. Purpose of Transaction.
          Item 4 is supplemented as follows:
          “Following execution of the Restated Confidentiality Agreement, Highland Capital commenced its due diligence review of the Issuer. In connection with this review, Highland Capital and representatives of Highland Capital, including Loughlin Meghji + Company, Willis of Texas, Inc., Lehman Brothers and Haynes and Boone, LLP, outside counsel to Highland Capital, conducted an extensive review of materials furnished to Highland Capital by the Issuer and evaluated a number of possible Highland Transactions. In connection with this review, Highland Capital and representatives of Highland Capital also attended three days’ of the Issuer’s management presentations at the offices of the Issuer in Troy, Michigan during the week of June 11, 2007. During this review, in accordance with its obligations under the Restated Confidentiality Agreement, Highland Capital and representatives of Highland Capital engaged in discussions with the Issuer and legal and financial advisors of the Issuer and other stakeholders in the pending chapter 11 bankruptcy proceedings, including General Motors Corporation (“GM”) and statutory committees of the Issuer, with respect to possible Highland Transactions. These discussions focused on a number of possible Highland Transactions, including a potential backstop of a rights offering for over $6.0 billion in equity, and various alternatives relating to a Highland Transaction for the Issuer and the other stakeholders to consider. On July 11, 2007, Highland Capital and representatives of Highland Capital met with the Issuer and representatives of the Issuer to discuss possible Highland Transactions.
          On July 17, 2007, pursuant to the Issuer’s request, Highland Capital and its newly formed affiliate, Highland-Delphi Acquisition Holdings, LLC (collectively with Highland Capital, the “Investors”), submitted a formal proposal (the “Proposal”) to the Issuer, its board of directors and advisors of the Issuer with respect to a Highland Transaction. In connection with the Proposal, Highland Capital submitted a proposal letter (the “Letter”), the Delphi-Highland Equity Purchase and Commitment Agreement (the “Investment Agreement”) and commitment letters from funds managed by Highland Capital (the “Commitment Letters”).
          On the terms and subject to the conditions of the Proposal, the Investors agreed to invest up to $3.3 billion in the Issuer pursuant to (a) the purchase of shares of the Series A Senior Convertible Preferred Stock to be newly authorized by the Issuer (“Preferred Stock”) for $450 million and (b) the backstop of a rights offering (the “Rights Offering”) by the Issuer for (i) additional shares of the Preferred Stock for up to $450 million and (ii) shares of the common stock to be newly authorized by the Issuer (“New Common Stock”) for up to $2.4 billion. The

Commitment Letters provided for the funds necessary to backstop the Rights Offering and purchase the shares of Preferred Stock and New Common Stock, if any, not elected to be purchased by eligible holders of rights in the Rights Offering.
          In connection with the submission of the Proposal and pursuant to and in accordance with the Issuer’s request, the Investors advised the Issuer that counsel to the Investors was holding executed signature pages for the relevant documentation and that the Investors and the parties to the Commitment Letters were fully committed to consummating the Proposal in accordance with the terms of the Investment Agreement.
          The Proposal, as submitted by the Investors to the Issuer on July 17, 2007, was rejected by the Issuer on July 18, 2007.
          Highland Capital and affiliates and representatives of Highland Capital have met, and discussed possible Highland Transactions, with potential co-investors and Highland Capital plans to continue to meet with, and seek support from, interested parties with respect to a Highland Transaction, in each case, in accordance with the obligations of Highland Capital under the Restated Confidentiality Agreement. Highland Capital intends to seek additional meetings and discussions with the Issuer and statutory committees of the Issuer and others to further demonstrate Highland Capital’s commitment to a Highland Transaction and the advantages associated with a Highland Transaction. No assurance can be given that a Highland Transaction or any transaction involving the Issuer will be consummated.
          A copy of the Letter is attached hereto as Exhibit 10 and incorporated by reference herein. A copy of the Investment Agreement is attached hereto as Exhibit 11 and incorporated by reference herein. Copies of the Commitment Letters are attached hereto as Exhibit 12, 13, 14, and 15, respectively, and incorporated by reference herein. The description of the Proposal, the Investment Agreement, and the Commitment Letters contained herein is qualified in its entirety by reference to the Letter, the Investment Agreement, and the Commitment Letters.
          Nothing in this statement shall be deemed to be a solicitation for votes on the Issuer’s plan of reorganization. No disclosure statement has been approved by the bankruptcy court for the Issuer’s plan of reorganization.
          The following is a summary of certain terms of the Proposal:
          Proposed Equity Investment
          Pursuant to the Investment Agreement and the Rights Offering, the Issuer would distribute, to each holder of the Issuer’s existing common stock, rights to subscribe for and purchase up to such holder’s pro rata portion of (a) 450,000 shares of Preferred Stock for $1,000 per share, subject to a minimum allocation, to GM, of 6% of the Preferred Stock to be offered in the Rights Offering, and (b) approximately 61.05 million shares of New Common Stock for $39.46 per share, subject to a minimum allocation, to the Investors and certain other potential purchasers, of 10% of the New Common Stock to be offered in the Rights Offering.
          On the terms and subject to the conditions of the Investment Agreement, the Investors agreed to purchase (a) 450,000 shares of Preferred Stock for $1,000 per share on the effective date of the Issuer’s plan of reorganization and (b) all of the unsubscribed shares of Preferred Stock and New Common Stock in the Rights Offering, if any, for $1,000 per share and $39.46 per share, respectively. The Investors also agreed to use commercially reasonable efforts to cause Lehman Brothers, as a placement agent, to syndicate the Investors’ obligation to purchase unsubscribed shares of Preferred Stock and New Common Stock such that no person would beneficially own more than 15% of the New Common Stock following the Rights Offering.
          The Investment Agreement would be subject to (i) the satisfaction or waiver of numerous conditions, including the Issuer’s achievement of consensual agreements with its U.S. labor unions and GM that are reasonably satisfactory to the Investors, and (ii) termination rights, in each case, more fully described in the Investment Agreement. Pursuant to the Investment Agreement, the Investors would be entitled to payment of certain commitment fees and extension fees and an alternate transaction fee at the times and under the circumstances set forth in the Investment Agreement.
          Proposed Terms of the Preferred Stock
          As contemplated by the Proposal, the Preferred Stock would be non-voting and would not be entitled to any “veto” rights, except as otherwise required under Delaware law and except that, if, at any time, four (4) quarterly dividends are accrued and not paid, the holders of Preferred Stock would be entitled to vote, on an “as converted” basis, together with the holders of New Common Stock on all matters submitted to stockholders until all accrued and unpaid dividends have been paid.
          The holders of Preferred Stock would be entitled to receive dividends and distributions at an annual rate of 3.25% of the liquidation value thereof, payable quarterly in cash. Unpaid dividends would accrue and, if any dividends are declared on the New Common Stock, the holders of Preferred Stock would be entitled to receive, in addition to the dividends on the Preferred Stock at the stated rate, the dividends that would have been payable on the number of shares of New Common Stock that would have been issued on the Preferred Stock had it been converted immediately prior to the record date for such dividend.
          The Preferred Stock would be convertible at any time without any payment by the holder thereof into a number of shares of New Common Stock equal to the liquidation value divided by the conversion price of the Preferred Stock and would initially be convertible into approximately 22.8 million shares of New Common Stock, subject to anti-dilution adjustments, at a conversion price of $39.46 per share, subject to anti-dilution adjustments.
          The Issuer would be obligated to convert all, but not less than all, of the Preferred Stock on or after the seventh anniversary of the issue date at the conversion price in effect on such conversion date; provided, that no such conversion would be made unless the closing price for the New Common Stock for at least 35 trading days in the period of 45 consecutive trading days immediately preceding the date of the notice of conversion shall be in excess of 150% of the initial per share plan value. The Issuer would not effect the conversion unless the Issuer has at the conversion date an effective shelf registration covering resales of the shares of New Common Stock received upon such conversion of the Preferred Stock.
          The Preferred Stock would rank senior to any other class or series of capital stock of the Issuer with respect to dividend payments or distributions upon liquidation, dissolution or winding up of the Issuer.
          Proposed Corporate Governance Structure
          As contemplated by the Proposal, the Board of Directors of the Issuer would initially consist of nine directors (and be classified) as follows:
•	One director, Rodney O’Neal, the Chief Executive Officer and President of the Issuer (Class II director);

•	Three directors nominated by Highland Capital (Class I, Class II and Class III director);

•	Three directors nominated by the unsecured creditors’ committee (Class I, Class II and Class III director);

•	One director nominated by the current Board of Directors of the Issuer (Class I director); and

•	One director nominated by the equity committee (Class I director).
          Additionally, at least six of the nine directors would be required to satisfy all applicable independence requirements for directors, including those of the stock exchange on which the New Common Stock would be traded.

          A search committee would be appointed consisting of: (i) John Opie, the representative of the Issuer; (ii) a representative of the unsecured creditors’ committee to be designated by the unsecured creditors’ committee; (iii) a representative of Highland Capital to be designated by Highland Capital; and (iv) Rodney O’Neal, who would only serve as an ex-officio, non-voting member of the search committee. The search committee would be responsible for interviewing and would nominate: (i) one Highland Capital candidate; (ii) one unsecured creditors’ committee candidate; (iii) the candidate of the current Board of Directors of the Issuer; and (iv) the candidate of the equity committee, subject in each case to the right of two-thirds of the members of the search committee to block the nomination of any candidates. The entire search committee would be entitled to participate in all interviews for candidates and in discussions of such candidates following such interviews.
          Pursuant to the Proposal, for a period of three years from the effective date of the Issuer’s plan of reorganization, Highland Capital and each other beneficial owner of 10% or more of the New Common Stock that ultimately purchases any shares that the Investors were obligated by the Investment Agreement to purchase, as applicable, will agree not to solicit any proxies or written consents seeking to remove any of the directors contemplated by the proposed corporate governance structure or seeking to nominate candidates in opposition to any such director.
          Excluding in all events any shares of Preferred Stock or New Common Stock acquired on the effective date of the Issuer’s plan of reorganization, for a period of one year from the effective date of the Issuer’s plan of reorganization, Highland Capital and its affiliates will not acquire, offer or propose to acquire or solicit, or offer to acquire or enter into any arrangement or undertaking to acquire, directly or indirectly, by purchase, gift or otherwise, direct or indirect beneficial ownership (as such terms are defined in Rule 13d-3 of the Exchange Act), any additional shares of New Common Stock or Preferred Stock following the effective date of the Issuer’s plan of reorganization, if after giving effect thereto Highland Capital or its affiliates would have direct or indirect beneficial ownership (as such terms are defined in Rule 13d-3 of the Exchange Act) of more than 25% of the New Common Stock.
          Proposed Plan of Reorganization Framework
          In addition, pursuant to the Investment Agreement, the Investors proposed the following with respect to the Issuer’s plan of reorganization:
•	Administrative and Priority Claims: A condition precedent to the effectiveness of the plan (subject to the waiver provisions to be negotiated in connection with the plan) would be that the plan provide for the full payment of administrative and priority claims which are not separately classified pursuant to Section 1123(a)(1) of the bankruptcy code.

•	Secured Claims: All senior secured debt would be paid in full (i.e., par plus accrued interest) in cash.

•	Trade and Other Unsecured Claims:
•	A condition precedent to the effectiveness of the plan (subject to the waiver provisions to be negotiated in connection with the plan) would be that the plan provide that the aggregate amount of all trade claims and other unsecured claims, including any accrued interest, but excluding (i) unsecured senior and subordinated bond and other unsecured funded debt claims, (ii) GM claims, and (iii) the flow-through trade and other unsecured claims described below that have been asserted or scheduled, but not yet disallowed, as of the effective date of the plan would be allowed or estimated for distribution purposes by the bankruptcy court to be no more than $1.7 billion plus accrued interest, as applicable, and subject to adjustment downward of both cash and stock based on any additional amounts paid or not collected by the debtors or reductions to the Issuer’s business plan, which would be offset by a reduction to the $1.7 billion cap of “other unsecured claims” from $1.7 billion to $1.3 billion, as discussed with the debtors, financial advisors to the debtors, and financial advisors to the Investors.
•	All trade and other unsecured claims and all unsecured funded debt claims would be paid in full (i.e., par plus accrued interest) with a combination of cash (40% recovery) and stock (60% recovery) equaling 55.4 million shares of New Common Stock (36% of pro forma equity) valued at $45.00 per share.
•	Trust Preferred Creditor Claims: All trust preferred creditor claims would be paid in full (i.e., par plus accrued interest) with a combination of 10 million shares of New Common Stock (valued at $45 per share) and a total of $28 million in cash.

•	Debt-Related Securities Claims: Any allowed debt-related securities claims, including all claims asserted or which could be asserted against the debtors in the pending multidistrict litigation against the debtors and others (all of which are subordinated pursuant to Section 510(b) of the bankruptcy code), would be fully and exclusively satisfied from available insurance, unless otherwise agreed to in writing by the debtors, the unsecured creditors’ committee and the Investors. At or before the confirmation hearing, the bankruptcy court would estimate the allowable amount and priority of all securities claims, including debt-related securities claims, for distribution purposes.

•	Flow-Through Claims: (i) Customer and environmental obligations, (ii) employee-related (excluding collective bargaining-related obligations) and other obligations (as to be agreed by the debtors and the Investor) and (iii) litigation exposures and other liabilities that are covered by insurance (as to be agreed by the debtors and the Investor and scheduled in the plan) would be unimpaired and would be satisfied in the ordinary course of business of the debtors (subject to the preservation and flow-through of all estate rights, claims and defenses with respect thereto, which would be fully reserved).

•	GM Claims: GM would receive:
•	$2.7 billion in cash;

•	An unconditional release of any alleged estate claims against GM and its affiliates, to the extent provided in the GM settlement, in exchange for a financial contribution to the debtors and in satisfaction of GM’s claims against the debtors.

•	Repayment in full of GM’s $1.5 billion pension note within ten (10) days of the effective date of the plan, in accordance with Section 414(1) of the Internal Revenue Code;

•	Reinstatement of certain GM claims under the plan which would be satisfied by the debtors in the ordinary course of business;

•	Implementation of any other terms relating to GM as outlined in the debtors’ announcement dated December 18, 2006 or as may be included in any Issuer/GM definitive documents; and

•	An allowed general unsecured claim for all claims and rights of GM and its affiliates (excluding claims in respect of the 414(1) obligation, all flow-through claims and all other claims and amounts to be treated in the normal course or arising or paid pursuant to the Issuer/GM definitive documents) that would be satisfied with 1.6 million shares of New Common Stock and the right to purchase up to 6% of the New Common Stock offered in the Rights Offering equal to approximately 3.7 million shares of New Common Stock and 3% of the Preferred Stock offered in the Rights Offering equal to approximately 0.7 million shares of the New Common Stock.

•	Stockholder Interests and Claims:
•	Stockholders would receive 3.0 million shares of New Common Stock (out of a total of 153.8 million shares of New Common Stock), at a plan-deemed value of $45 per share, and the right to purchase New Common Stock and Preferred Stock in accordance with the terms of the Rights Offering.

•	Holders of allowed or estimated multidistrict litigation-related equity securities claims, if any, would be satisfied fully and exclusively from available insurance, unless otherwise agreed to in writing by the debtors, the equity committee and the Investors. At or before the confirmation hearing, the bankruptcy court would estimate the allowable amount and priority of all securities claims, including equity-related securities claims, for distribution purposes, subject to the bankruptcy court determining the appropriate treatment of such claims, if any, under Section 510(b) of the bankruptcy code.
•	Pension Obligations: The Issuer would arrange for payment on the effective date of the plan of $3.5 billion to fund its pension obligations. Such payment would include GM taking $2.0 billion of net pension obligations pursuant to a 414(l) transaction, which amount would be reduced to no less than $1.5 billion if (a) the Issuer and the Investors determine that any greater amount will have an adverse impact on the debtors or (b) the Investors determine that any greater amount will have an adverse impact on the Investors’ proposed investment in the debtors. GM would receive a note from the Issuer in the amount of the 414(l) assumption transferred in the 414(l) transaction, subject to agreed market terms to be specified in the Issuer/GM definitive documents; provided, however, that such note would be due, payable and paid in full at par plus accrued interest in cash within ten (10) days following the effective date of the plan, subject to the Investors’ intended $1.5 billion cap.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 is hereby supplemented as follows:
          “On July 17, 2007, pursuant to the Issuer’s request, Highland Capital submitted to the Issuer the Letter, the Investment Agreement and the Commitment Letters. A copy of the Letter is attached hereto as Exhibit 10 and incorporated by reference herein. A copy of the Investment Agreement is attached hereto as Exhibit 11 and incorporated by reference herein. Copies of the Commitment Letters are attached hereto as Exhibit 12, 13, 14, and 15, respectively, and incorporated by reference herein.”
Item 7. Material to be Filed as Exhibits.
          Item 7 is hereby supplemented as follows:

“Exhibit 10	Proposal Letter dated July 17, 2007 from Highland Capital Management, L.P. and Highland-Delphi Acquisition Holdings, LLC to Delphi Corporation

Exhibit 11	Delphi-Highland Equity Purchase and Commitment Agreement dated July 17, 2007

Exhibit 12	Commitment Letter dated July 17, 2007 from Highland Credit Opportunities CDO GP, L.P.

Exhibit 13	Commitment Letter dated July 17, 2007 from Highland Credit Strategies Master Fund, L.P.

Exhibit 14	Commitment Letter dated July 17, 2007 from Highland Crusader Offshore Partners, L.P.

Exhibit 15	Commitment Letter dated July 17, 2007 from Highland Special Opportunities Holding Company”

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 19, 2007

Highland Credit Strategies Fund
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

James Dondero
/s/ James Dondero

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member

By:	Highland Multi-Strategy Fund GP, L.P., its general partner

By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner

By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

EXHIBITS

Exhibit 1	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation (Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons (Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3	Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation (Exhibit 3 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007 and incorporated by reference herein).

Exhibit 4	Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation (Exhibit 4 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 12, 2007 and incorporated by reference herein).

Exhibit 5	Letter from Highland Capital Management, L.P., dated April 18, 2007, to the Board of Directors of Delphi Corporation (Exhibit 5 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 6	Letter from Highland Capital Management, L.P., dated April 19, 2007, to David M. Sherbin, Vice President, General Counsel and Chief Compliance Officer of Delphi Corporation (Exhibit 6 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 7	Confidential Information, Standstill and Nondisclosure Agreement, dated May 25, 2007, between Highland Capital Management, L.P. and Delphi Corporation (Exhibit 7 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 8	Diligence Protocol Agreement, dated May 25, 2007, by and between Pardus European Special Opportunities Master Fund L.P., Highland Capital Management, L.P. and Brandes Investment Partners, L.P. (Exhibit 8 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 9	Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement, dated June 11, 2007, between Highland Capital Management, L.P. and Delphi Corporation (Exhibit 9 to Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on June 13, 2007 and incorporated by reference herein).

Exhibit 10	Proposal Letter dated July 17, 2007 from Highland Capital Management, L.P. and Highland-Delphi Acquisition Holdings, LLC to Delphi Corporation (filed herewith and incorporated by reference herein).

Exhibit 11	Delphi-Highland Equity Purchase and Commitment Agreement dated July 17, 2007 (filed herewith and incorporated by reference herein).

Exhibit 12	Commitment Letter dated July 17, 2007 from Highland Credit Opportunities CDO GP, L.P. (filed herewith and incorporated by reference herein).

Exhibit 13	Commitment Letter dated July 17, 2007 from Highland Credit Strategies Master Fund, L.P. (filed herewith and incorporated by reference herein).

Exhibit 14	Commitment Letter dated July 17, 2007 from Highland Crusader Offshore Partners, L.P. (filed herewith and incorporated by reference herein).

Exhibit 15	Commitment Letter dated July 17, 2007 from Highland Special Opportunities Holding Company (filed herewith and incorporated by reference herein).